Exhibit 99.1

Re:        B Communications Ltd., a subsidiary of Internet Gold, filed a petition against Internet Gold

Ramat Gan, Israel – May 28, 2019 – Internet Gold-Golden Lines Ltd. (NASDAQ and TASE: IGLD) (the “Company” or “Internet Gold”).

B Communications Ltd. (“B Communications”) previously reported that on May 23, 2019, B Communications shareholders did not approve the proposal to increase B Communications registered capital from 50,000,000 to 150,000,000 ordinary shares (the “Proposal”).

The Company now reports that on May 27, 2019 B Communications filed a petition (the “Petition”) to the District Court in Tel Aviv-Jaffa (the “Court”) regarding the decision of the Company to vote against the Proposal. In the Petition B Communications claims that the Company’s voting against the Proposal was a violation of fairness duties of a controlling shareholder (by Israeli law perspective), and therefore requests the Court to allow it not to count the vote of the Company and to permit B Communications to declare that its shareholders, at the Extraordinary General Meeting on May 23, 2019, approved the Proposal by the requisite majority.

The Company is in the opinion that there is no basis for the claims of B Communications and intends to oppose the Petition.

Notes

The market, the regulatory environment and Bezeq’s specific situation continue to remain highly volatile.

In view of the latest developments, the Company wishes to clarify that it will also issue, in addition to the current reporting situation, reports according to the “Hybrid Disclosure Model” pursuant to the rules of the Israel Securities Authority

Forward-Looking Statements

This report contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’ filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.